Gamehaus Holdings Inc.

April 3, 2024

Via EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Joseph Kempf
Robert Littlepage
Charli Gibbs-Tabler
Matthew Derby

Re:	Gamehaus Holdings Inc.
Amendment No. 2 to Draft Registration Statement on Form F-4
Submitted March 5, 2024
CIK No. 0002000530

To Whom It May Concern:

This letter is in response to the letter dated March 19, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Gamehaus Holdings Inc. (the “Company,” “Pubco,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. A Registration Statement on Form F-4 (the “Registration Statement”) is being filed to accompany this letter.

Amendment No. 2 to Draft Registration Statement on Form F-4

Assumptions and Basis for the Projected Financial Metrics Table, page 136

1. Please expand your disclosure to clarify how management utilizes retention rate and why it is considered a "core indicator" rather than a key performance indicator as identified elsewhere in the filing. In addition, discuss why retention rate is not material to investors’ understanding of the business and revise your discussion of core indicators to avoid investor confusion with key performance indicators.

In response to the Staff’s comments, we have revised our disclosure on pages 235, 237, and 238 of the Registration Statement to (i) include the Average Day Seven Retention Rate (“Average D7 Retention Rate”) as one of the key performance indicators, and (ii) provide the associated performance results along with the analysis of the changes in such performance results. Average D7 Retention Rate is calculated by dividing the number of new users who continue to with the app on the seventh day after installing for a specific period by the total number of new users for that period. The Company believes this indicator provides useful information reflecting user engagement. We respectfully advise the Staff the Company’s management considers the retention rate material to investors’ understanding of the business of the Company and it serves not only as a core indicator but also a key performance indicator.

Financial Statements

Gamehaus, Inc. and Subsidiaries

Note 1, Organization and Business Description

Reorganization, page F-8

2. We note from your response to Comments 3 and 4 that Gamehaus HK entered into share transfer agreements with Mr. Feng Xie and other minority shareholders to acquire 23.2284% of the equity interests in Kuangre SH in February 2024. Tell us if you intend to update the Gamehaus financial statements through March 31, 2024 prior to requesting effectiveness. If not, tell us your consideration of the guidance provided by ASC 805-50-25-2 and ASC 805-50-45-1 and explain to us why it is appropriate to initially recognize the assets and liabilities transferred between the parties under common control in the financial statements covering a period prior to the reporting period during which the transfer actually occurred.

We respectfully advise the Staff that we have updated Gamehaus’ financial statements to December 31, 2023 in the Registration Statement, but do not intend to update the Gamehaus financial statements through March 31, 2024 prior to requesting effectiveness. In response to the Staff’s comments, we respectfully submit that we believe that the Company accounted for the termination of the VIE agreements and the acquisition of 23.2284% of the equity interests in Kuangre SH as part of the restructuring process in accordance with ASC 805-50-45-5.

According to ASC 805-50-25-2, when accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests shall initially recognize the assets and liabilities transferred at the date of transfer. In addition, pursuant to ASC 805-50-45-1, financial statements and financial information presented for prior years shall also be retrospectively adjusted to furnish comparative information. All adjusted financial statements and financial summaries shall clearly indicate that the financial data of previously separate entities are combined. Nonetheless, the comparative information in prior years shall only be adjusted for periods during which the entities were under common control.

However, from December 2020 to February 2024, the Company underwent a series of restructuring efforts. The termination of the VIE agreements and the acquisition of 23.2284% of the equity interests in Kuangre SH were significant parts of the restructuring process. Upon completion of the restructuring process, the Company held 100% of the equity interests in Kuangre SH for no further consideration. There were no changes in (i) the economic substance of the ownership, including controlling financial interest, and (ii) the business of Kuangre SH and its subsidiaries before and after the restructuring. As such, the Company did not account for the termination of the VIE agreements and the acquisition of the 23.2284% equity interests as a transaction of a transfer of assets or exchange of shares under common control. Therefore, we believe that ASC 805-50-25-2 and ASC 805-50-45-1 were not applicable to the Company.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Ling Yan
Name:	Ling Yan
Title:	Chief Financial Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC